Exhibit 3.1

Mercantil Bank Holding Corporation

Amended and Restated By-Laws

Amendments Adopted

on

November 23, 2018

To Be Effective upon the Closing of the Public Offering of Class A Common Stock

The Board of Directors (the “Board”) of Mercantil Bank Holding Corporation (the “Company”) adopted the following amendments to the Company’s Amended and Restated Bylaws (“Bylaws”). These amendments are to be effective upon the closing of the Company’s public offering of its $0.10 par value Class A common stock. These amendments amend and restate, Sections 4.01 and 4.05 of the Company’s Bylaws to provide for a non-executive Chairman of the Board as follows:

4.01

Number. The officers of this Corporation shall consist of a Chairman of the Board (except when a non-executive Chairman is elected and serving pursuant to Section 4.05 below), a Vice Chairman, if any, a Chief Executive Officer, one or more Presidents and Vice Presidents, a Secretary and a Treasurer. The Chairman shall be appointed by the Board of Directors from among the members of the Board of Directors. The Board of Directors may, but shall not be required to, appoint a Vice Chairman of the Board from among its members. The Chief Executive Officer shall be selected by the Board of Directors from among its members. The Board of Directors shall appoint one or more Presidents. The Secretary and the Treasurer shall be appointed by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person.

4.05

Chairman of the Board. The Chairman of the Board, if one is elected and serving, shall preside at all meetings of the shareholders and of the Board of Directors. The Chairman may, with the approval of the Board of Directors, or shall, at the Board’s direction, delegate any or all of such duties to the Chief Executive Officer or the President. In the event an independent director is elected as a “non-executive Chairman”, such person shall not be an officer or employee of the Company and shall not have or exercise any powers or authority (i) of such an officer or employee, or (ii) which would preclude him or her from being an “independent” director for all Nasdaq, SEC and corporate purposes.